Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279912

BLACKROCK PRIVATE CREDIT FUND

SUPPLEMENT DATED JULY 23, 2025

TO THE PROSPECTUS DATED APRIL 22, 2025, AS SUPPLEMENTED MAY 8, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of BlackRock Private Credit Fund (the “Fund”), dated April 22, 2025, as supplemented May 8, 2025 (as further supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide certain updated information regarding the Fund in the Prospectus under the headings listed herein.

PROSPECTUS SUMMARY

The disclosure in the Prospectus under the heading “Prospectus Summary—What types of investments do you intend to make?” is hereby restated in its entirety as follows:

Q.	What types of investments do you intend to make?

A.	Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies).

The Fund expects to benefit from what it believes to be BlackRock’s successful strategy of investing in privately-originated, performing senior secured debt primarily in North America-based companies. The Fund expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which the Investment Adviser believes provides flexibility to adapt to changing market conditions.

Our investment strategy focuses primarily on originating and making loans to U.S. middle market companies. We define “middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA”, between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment. We generally target the core segment of the middle market, which is defined as companies with EBITDA of between $25 million and $75 million, though we may invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. While we focus our investments in U.S. companies, we may make investments in portfolio companies that are domiciled outside of the United States, subject to regulatory limitations and other investment restrictions discussed in this Registration Statement. We will invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which includes common and preferred stock, securities convertible into common stock, and warrants. The Investment Adviser will generally target for the Fund what it views as healthy businesses that are seeking capital for various objectives, including but not limited to, growth, acquisitions, refinancings/recapitalizations, expansion stage venture lending and LBO activity. BlackRock actively seeks to uncover what it believes are overlooked, asset-rich opportunities with a degree of complexity “outside-of the-box” for traditional senior debt providers.

The disclosure in the Prospectus under the heading “What are your policies related to conflicts of interests with BlackRock and its affiliates—Allocation of Investment Opportunities?” is hereby restated in its entirety as follows:

●	Allocation of Investment Opportunities. The BlackRock Entities manage and advise numerous Client Accounts, including BlackRock Accounts. Certain of these Client Accounts have investment objectives, and utilize investment strategies, that are similar to the Fund’s. As a result, certain investments may be appropriate for the Fund and also for other Client Accounts. The BlackRock Entities’ allocation of investment opportunities among various Client Accounts presents inherent potential and actual conflicts of interest, particularly where an investment opportunity is limited. These potential conflicts are exacerbated in situations where BlackRock is entitled to higher fees and incentive compensation from certain Client Accounts than from other Client Accounts (including the Fund), where the portfolio managers making an allocation decision are entitled to an incentive fee, carried interest or other similar compensation from such other Client Accounts, or where there are differences in proprietary investments in the Fund and other Client Accounts. The prospect of achieving higher compensation or greater investment return from another investment vehicle or separate account than from the Fund provides incentives for the Advisers or other BlackRock Entities to favor the other investment vehicle or separate account over the Fund when, for example, allocating investment opportunities that the Advisers believes could result in favorable performance. It is the policy of BlackRock not to make decisions based on the foregoing interests or greater fees or compensation.
2

Any person that is an affiliate of the Fund for purposes of the 1940 Act generally is prohibited from participating in certain transactions such as co-investing with, or buying or selling any security from or to, the Fund, absent the prior approval of the Independent Trustees and, in some cases, of the SEC. However, the Investment Adviser and the funds managed by the Investment Adviser and certain affiliates have received an order providing an exemption from certain SEC regulations prohibiting transactions with affiliates (the “Order”). The Order requires that certain procedures be followed prior to making an investment subject to the Order. The Investment Adviser may also face conflicts of interest in making investments pursuant to the Order.

As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Client Accounts, including, in some cases, proprietary accounts of the Investment Adviser or its affiliates. Because investments may be allocated across multiple other Client Accounts, the Fund will at times receive a lower allocation to an investment than desired; likewise, the Fund may also be limited in the degree to which it is able to participate in selling opportunities that it may otherwise wish to pursue due to allocations, including non-pro rata allocations, to other Client Accounts.

If the Investment Adviser identifies a co-investment opportunity and the Fund is unable to rely on Order or other no-action positions of the SEC staff for that particular co-investment opportunity, the Investment Adviser will be required to determine which Client Accounts should make the investment at the potential exclusion of other Client Accounts. In such circumstances, the Adviser will adhere to the Allocation Policy in order to determine the Client Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Client Accounts.

The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the Independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities and from or to certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC (other than certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances relating to the particular transaction. Similar restrictions limit the Fund’s ability to transact business with its officers or trustees or their affiliates.

To address actual and potential conflicts associated with allocation of investments, BlackRock has developed the Investment Allocation Policy and related guidelines. In addition, certain BlackRock Entities and business units have supplemental allocation policies for making allocation decisions among Client Accounts managed by such BlackRock Entities (together with the Investment Allocation Policy and related guidelines, the “Allocation Policy”). The Allocation Policy is intended to ensure that investment opportunities are allocated on a fair and equitable basis among Client Accounts over time, taking into account various factors including the Client Account’s investment objective, guidelines and restrictions and other portfolio construction considerations; available capital and liquidity needs; tax, regulatory and contractual considerations; risk or investment concentration parameters; supply or demand for a security at a given price level; size of available investment; unfunded capital commitments or cash availability and liquidity requirements; leverage limitations; regulatory restrictions; contractual restrictions (including with other clients); minimum investment size; relative size; and such other factors as may be relevant to a particular transaction or Client Account.

3

RISK FACTORS

The disclosure in the Prospectus under the heading “Risk Factors—Our Advisers and their affiliates and employees may have certain conflicts of interest—Allocation of Investment Opportunities” is hereby restated in its entirety as follows:

Allocation of Investment Opportunities. The BlackRock Entities manage and advise numerous accounts for clients around the world, such as registered and unregistered funds and owners of separately managed accounts (collectively, “Client Accounts”). Client Accounts include funds and accounts in which the BlackRock Entities or their personnel have an interest (“BlackRock Accounts”). Certain of these Client Accounts have investment objectives, and utilize investment strategies, that are similar to the Fund’s. As a result, certain investments may be appropriate for the Fund and also for other Client Accounts. The BlackRock Entities’ allocation of investment opportunities among various Client Accounts presents inherent potential and actual conflicts of interest, particularly where an investment opportunity is limited. These potential conflicts are exacerbated in situations where BlackRock is entitled to higher fees and incentive compensation from certain Client Accounts than from other Client Accounts (including the Fund), where the portfolio managers making an allocation decision are entitled to an incentive fee, carried interest or other similar compensation from such other Client Accounts, or where there are differences in proprietary investments in the Fund and other Client Accounts. The prospect of achieving higher compensation or greater investment return from another investment vehicle or separate account than from the Fund provides incentives for the Advisers or other BlackRock Entities to favor the other investment vehicle or separate account over the Fund when, for example, allocating investment opportunities that the Advisers believe could result in favorable performance. It is the policy of BlackRock not to make decisions based on the foregoing interests or greater fees or compensation.

Any person that is an affiliate of the Fund for purposes of the 1940 Act generally is prohibited from participating in certain transactions such as co-investing with, or buying or selling any security from or to, the Fund absent the prior approval of the Independent Trustees and, in some cases, of the SEC. However, the Investment Adviser and the funds managed by the Investment Adviser and certain affiliates have received an order providing an exemption from certain SEC regulations prohibiting transactions with affiliates (the “Order”). The Order requires that certain procedures be followed prior to making an investment subject to the Order. The Investment Adviser may face conflicts of interest in making investments pursuant to the Order.

As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Client Accounts, including, in some cases, proprietary accounts of the Investment Adviser or its affiliates. Because investments may be allocated across multiple other Client Accounts, the Fund will at times receive a lower allocation to an investment than desired; likewise, the Fund may also be limited in the degree to which it is able to participate in selling opportunities that it may otherwise wish to pursue due to allocations, including non-pro rata allocations, to other Client Accounts.

If the Investment Adviser identifies a co-investment opportunity and the Fund is unable to rely on Order or other no-action positions of the SEC staff for that particular co-investment opportunity, the Investment Adviser will be required to determine which Client Accounts should make the investment at the potential exclusion of other Client Accounts. In such circumstances, the Adviser will adhere to the Allocation Policy (defined herein) in order to determine the Client Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Client Accounts.

The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the Independent Trustees and, in some cases, of the SEC. The Fund is prohibited from buying or selling any security from or to any person who owns more than 25% of the Fund’s voting securities and from or to certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC (other than certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances relating to the particular transaction. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or their affiliates.

4

To address actual and potential conflicts associated with allocation of investments, BlackRock has developed an investment allocation policy (the “Investment Allocation Policy”) and related guidelines. In addition, certain BlackRock Entities and business units have supplemental allocation policies for making allocation decisions among Client Accounts managed by such BlackRock Entities (together with the Investment Allocation Policy and related guidelines, the “Allocation Policy”). The Allocation Policy is intended to ensure that investment opportunities are allocated on a fair and equitable basis among Client Accounts over time, taking into account various factors including the Client Account’s investment objective, guidelines and restrictions and other portfolio construction considerations; available capital and liquidity needs; tax, regulatory and contractual considerations; risk or investment concentration parameters; supply or demand for a security at a given price level; size of available investment; unfunded capital commitments or cash availability and liquidity requirements; leverage limitations; regulatory restrictions; contractual restrictions (including with other clients); minimum investment size; relative size; and such other factors as may be relevant to a particular transaction or Client Account. The BlackRock Entities reserve the right to allocate investment opportunities appropriate for the investment objectives of the Fund and other Client Accounts in any other manner deemed fair and equitable by the BlackRock Entities consistent with the Allocation Policy, the Order and applicable law. The application of the Allocation Policy, the Order and the foregoing considerations may result in a particular Client Account, including the Fund, not receiving an allocation of an investment opportunity that has been allocated to other Client Accounts following the same or similar strategy, or receiving a smaller allocation than other Client Accounts or an allocation on an other than pro rata basis. Furthermore, as the investment programs of the Fund and the other applicable Client Accounts change and develop over time, additional issues and considerations may affect the Allocation Policy and the expectations of the BlackRock Entities with respect to the allocation of investment opportunities to the Fund and other Client Accounts. BlackRock and the Investment Adviser reserve the right to change the Allocation Policy and guidelines relating thereto from time to time without the consent of or notice to stockholders, subject to the disclosure requirements of applicable law.

The disclosure in the Prospectus under the heading “Risk Factors—Blackrock Acquisition of HPS” is hereby restated in its entirety as follows:

BlackRock Acquisition of HPS.

On July 1, 2025, BlackRock acquired 100% of the business and assets of HPS LLC (the “BlackRock/HPS Transaction”). There is no guarantee that BlackRock will be able to successfully maintain and continue to build its business after the BlackRock/HPS Transaction or that BlackRock or the Advisers will be able to successfully optimize their business operations following the completion of the BlackRock/HPS Transaction. In particular, as with any business combination, BlackRock and the Advisers will be subject to substantial risks, including with respect to the long-term retention of key employees, the successful consolidation of corporate, technological and administrative infrastructures and the retention of existing business and operational relationships. It is possible that employees currently involved in the operation of the Advisers may not continue with the Advisers after the BlackRock/HPS Transaction and the operations and business relationships of BlackRock and the Advisers may be disrupted following the BlackRock/HPS Transaction. The integration of HPS LLC into BlackRock will be a complex, costly and time-consuming process and if BlackRock experiences difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on BlackRock and the Advisers for an undetermined period. There can be no assurances that BlackRock or the Advisers will realize the potential operating efficiencies, synergies and other benefits currently anticipated from the BlackRock/HPS Transaction, and a failure to obtain such synergies may adversely affect the operations of BlackRock or the Advisers. Some of the challenges presented by the integration of the businesses are outside of BlackRock’s control, and any of them could result in delays, increased costs, decreases in the amount of potential synergies and diversion of management’s time and energy, which could materially affect BlackRock or the Advisers. In the event that the BlackRock/HPS Transaction has an adverse impact on the Advisers, including for the foregoing reasons, our operations and investment results may be adversely affected.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The disclosure in the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” is hereby supplemented with the following additional information:

On May 28, 2025, BlackRock Private Credit Fund Leverage II, LLC (“PCFL II”), a subsidiary of the Fund, entered into a Loan Agreement (the “Loan Agreement”). The parties to the Loan Agreement include PCFL II as borrower, Société Generale (the “Administrative Agent”), the lenders party thereto from time to time (each a “Lender” and collectively, the “Lenders”), the Company as collateral manager and the investors party from time to time thereto. On May 28, 2025, the Company also entered into a Warehouse Collateral Management Agreement with PCFL II (the “Collateral Management Agreement”) in furtherance of the provisions in the Loan Agreement.

The proceeds of the Loan Agreement are to be used to acquire a portfolio of broadly syndicated leveraged loans (the “Portfolio Assets”) in the manner described in the Loan Agreement. PCFL II has acquired these Portfolio Assets through a master participation agreement, dated as of May 28, 2025, executed between BlackRock Private Credit Fund Leverage I, LLC (a subsidiary of the Company), as seller, and PCFL II, as buyer. Pursuant to the Collateral Management Agreement, PCFL II has appointed the Company to act as the collateral manager in the selection, management, and reporting of the Portfolio Assets in accordance with the Loan Agreement and Collateral Management Agreement. The Company also subscribed to equity membership interests in PCFL II amounting to approximately $68.7 million.

The maximum amount of commitments under the Loan Agreement that can be drawn by PCFL II is (a) for a period of 2 years from the date of the Loan Agreement, $200 million; and (b) thereafter, an amount equal to the outstanding principal amount of the loans. The applicable interest rate on the loans drawn under the Loan Agreement is the benchmark rate (Term SOFR rate) plus (a) for a period of 1 year from the date of the Loan Agreement, 1.15%, and (b) thereafter, 1.25%.

The Loan Agreement includes customary covenants, including certain limitations on the incurrence by PCFL II of additional indebtedness and on PCFL II’s ability to make distributions, as well as customary events of default.

6

INVESTMENT OBJECTIVE AND STRATEGIES

The first fourteen paragraphs under the heading “Investment Objective and Strategies” in the Prospectus are hereby restated in their entirety as follows:

We were formed on December 23, 2021, as a Delaware statutory trust. We were organized to invest primarily in originated loans and other securities, including syndicated loans, of private middle market U.S. companies targeting core middle market companies with EBITDA of $25 million to $75 million annually.

We have filed an election to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.

Our investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in directly originated, senior secured corporate debt instruments.

The Investment Adviser has a deep and experienced investment team, organized across 19 industry-focused verticals, that is among the most tenured in the direct lending market, having invested in the strategy across multiple market cycles for more than 20 years. This depth of experience enables the team to not only identify unique and less competitive investments, but also to structure customized downside protection and better target outsized risk-adjusted returns.

The Fund expects to benefit from BlackRock’s broad and established sourcing network to seek attractive investment opportunities across all market environments. BlackRock is one of the largest corporate lenders in the world and a long-tenured participant in the private debt markets. As such, it has diversified sourcing channels and maintains an active dialogue with industry and sector contacts, banks, brokers, sponsors, secondary desks, client relationships, other credit-focused investment managers and its well-established network of industry experts and executive-level operating professionals - all of which help to produce attractive deal flow.

The Investment Adviser believes its deep industry and credit experience distinguishes its reputation, allowing BlackRock to uncover opportunities that less-experienced managers are either not qualified to analyze, or are under-resourced to properly evaluate. BlackRock will continue its longstanding practice of seeking to alter the risk/reward balance in favor of its clients by using a hands-on approach to seek to create superior risk-adjusted returns while protecting value in challenging situations when required.

The Fund expects to benefit from BlackRock’s successful strategy of investing in privately-originated, performing senior secured debt primarily in North America-based companies. The Fund expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which the Investment Adviser believes provides flexibility to adapt to changing market conditions.

Our investment strategy focuses primarily on originating and making loans to U.S. middle market companies. We define “middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA”, between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment. We generally target the core segment of the middle market, which is defined as companies with EBITDA of between $25 million and $75 million, though we may invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. While we focus our investments in U.S. companies, we may make investments in portfolio companies that are domiciled outside of the United States, subject to regulatory limitations and other investment restrictions discussed in this Registration Statement. We will invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which includes common and preferred stock, securities convertible into common stock, and warrants. The Investment Adviser will generally target for the Fund what it views as healthy businesses that are seeking capital for various objectives, including but not limited to, growth, acquisitions, refinancings/recapitalizations, expansion stage venture lending and LBO activity. BlackRock actively seeks to uncover what it believes are overlooked, asset-rich opportunities with a degree of complexity “outside-of the-box” for traditional senior debt providers.

7

Consistent with our goal of capital preservation, we generally intend to invest in companies with loan-to-value ratios of 50% or lower. Our target credit investments will typically have maturities between three and ten years. Once we raise sufficient capital, we expect that investments typically will have position sizes that range between 1% and 3% of our portfolio, although investment sizes will vary with the size of our capital base, particularly during the period prior to raising sufficient capital. To a lesser extent, we may make investments in syndicated loan opportunities for cash management purposes, which includes but is not limited to maintaining liquidity for more liquid investments to manage our share repurchase program. Most of our investments are in private U.S. companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in private U.S. companies) we also expect to invest to some extent in European and other non-U.S. companies, but we do not expect to invest in emerging markets. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other BlackRock funds. From time to time, we may co-invest with other BlackRock funds. See “Regulation—Exemptive Relief.”

The Fund will pursue primary loan originations as its core strategy with capacity for secondary market accumulations when appropriate. A long-established history of investing in both of these segments affords BlackRock the flexibility to pursue what it views as superior risk-adjusted returns in a variety of market conditions.

The Fund expects that a significant portion of the debt investments in the Fund’s portfolio will bear interest based on floating rates, such as the Federal Funds Rate, SOFR, the Prime Rate, or EURIBOR.

To seek to enhance our returns, we employ and intend to continue to employ leverage as market conditions permit and at the discretion of the Investment Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and intend to continue to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. See “Risk Factor—When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.”

We expect to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our investments are subject to a number of risks. See “Risk Factors.”

The disclosure in the Prospectus under the heading “Investment Objective and Strategies—Investment Process—Investment Committee and Decision-Making” is hereby restated in its entirety as follows:

BlackRock’s transaction evaluation is organized around a centralized investment committee that provides for a consistent, repeatable decision-making process. BlackRock’s investment committee for the Fund’s portfolio (the “Investment Committee”) includes all investment professionals of the Investment Adviser and key senior-level constituents from other functional groups including BlackRock’s Risk and Qualitative Analysis (“RQA”) group. The voting members of the Investment Committee (the “Voting Members”) will be drawn from a pool of the Investment Adviser’s senior professionals. There are currently seven permanent Voting Members. The Investment Committee generally meets weekly (or more frequently, if determined necessary) and all key professionals are invited and encouraged to attend. Transactions are brought before the Investment Committee

8

and presented by the industry-led deal teams and accompanied by detailed investment memoranda distributed for review in advance of each meeting. Buy/sell recommendations are debated vigorously and all members of the Investment Committee are encouraged to contribute to the discussion. No Voting Member of the Investment Committee holds a veto.

Often, investment opportunities are discussed at multiple meetings as the deal team responds to input provided by the Investment Committee throughout the process. Additionally, the investment policy committee generally meets weekly to review new investment opportunities scheduled for broader-firm discussion. The investment policy committee’s purpose is to screen each new opportunity to ensure efficient use of Firm resources and focus deal teams on what it views as the most appropriate potential transactions.

The disclosure in the Prospectus under the heading “Investment Objective and Strategies—Regulation—Exemptive Order” is hereby restated in its entirety as follows:

Exemptive Order. The Investment Adviser and the Fund believe that, in certain circumstances, it may be in the Fund’s best interests to be able to co-invest with registered funds, unregistered funds and business development companies managed now or in the future by the Investment Adviser and its affiliates, along with certain affiliates of the Investment Adviser acting in a principal capacity, in order to be able to participate in a wider range of transactions. Currently, SEC regulations and interpretations would permit the Fund to co-invest with registered and unregistered funds that are managed by the Investment Adviser and/or its affiliates, along with certain affiliates of the Investment Adviser acting in a principal capacity, in publicly traded securities and also in private placements where (i) the Investment Adviser negotiates only the price, interest rate and similar price-related terms of the securities and not matters such as covenants, collateral or management rights and (ii) each relevant account acquires and sells the securities at the same time in pro rata amounts (subject to exceptions approved by compliance personnel after considering the reasons for the requested exception). Such regulations and interpretations also permit the Fund to co-invest in other private placements with registered investment funds affiliated with the Investment Adviser in certain circumstances, some of which would require certain findings by the Fund’s directors who are not “interested persons” of the Investment Adviser, BlackRock or their respective affiliates as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”) and the independent directors of each other eligible registered fund. Under current SEC regulations, in the absence of an exemption or other guidance from the SEC, the Fund may be prohibited from co-investing in certain private placements where terms in addition to price are negotiated with any unregistered fund or account managed now or in the future by the Investment Adviser or its affiliates, as well as with certain affiliates of the Investment Adviser acting in a principal capacity.

To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the Allocation Policies of the Investment Adviser, the Investment Adviser may deem it appropriate for the Fund and certain funds and accounts managed and controlled by the Adviser to participate in an investment opportunity alongside certain affiliated funds and accounts. In an order dated May 6, 2025, the SEC granted exemptive relief to the Adviser and the Fund permitting the Fund, subject to satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of the Investment Adviser and the Fund (the “Order”). Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating funds and/or accounts. To mitigate these conflicts, the Investment Adviser and its affiliates managing other funds and accounts participating in transactions under the Order will seek to allocate such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies. The Board has reviewed, and may from time to time in the future, review the Allocation Policies of the Investment Adviser. In addition, pursuant to such order, the Board is required to maintain oversight of our participation in the co-investment program permitted by such order in the exercise of the Board’s reasonable business judgment, and under certain circumstances, such as in the case of non-pro rata acquisitions and dispositions, or in the case of pre-existing investments in an issuer by certain affiliated funds or accounts, approve certain co-investment transactions.

The Investment Adviser and its affiliates may spend substantial time on other business activities, including investment management and advisory activities for entities with the same or overlapping investment objectives, investing for their own account with the Fund, financial advisory services (including services for entities in

9

which the Fund invests), and acting as directors, officers, creditor committee members or in similar capacities. Subject to the requirements of the 1940 Act, the Investment Adviser and its affiliates and associates intend to engage in such activities and may receive compensation from third parties for their services. Subject to the same requirements, such compensation may be payable by entities in which the Fund invests in connection with actual or contemplated investments, and the Investment Adviser may receive fees and other compensation in connection with structuring investments which they will share.

The Investment Adviser and its partners, officers, directors, stockholders, members, managers, employees, affiliates and agents may be subject to certain potential or actual conflicts of interest in connection with the activities of, and investments by, the Fund.

10

MANAGEMENT OF THE FUND

The disclosure in the Prospectus under the heading “Management of the Fund—Executive Officers Who are Not Trustees” is hereby supplemented with the following additional information:

On July 15, 2025, Ariel Hazzard informed the Board of her intention to resign from her position as Chief Compliance Officer of the Fund to pursue other business opportunities outside of BlackRock, Inc. effective as of July 31, 2025. Ms. Hazzard’s resignation is not the result of any disagreement with the Fund or with BlackRock, Inc., nor is it based on any disagreement over compliance matters, Board reporting or any other matters relevant to the Fund. Ms. Hazzard will continue to serve as Chief Compliance Officer of the Fund and as an employee of BlackRock, Inc. until July 31, 2025 in order to ensure the smooth transition of her responsibilities.

11

PORTFOLIO MANAGEMENT

The first five paragraphs under the heading “Portfolio Management—The Investment Adviser—Voting Members” in the Prospectus are hereby restated in their entirety as follows:

Voting Members

The persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio are the permanent Voting Members of the Investment Committee. The permanent Voting Members of the Investment Committee are:

Phil Tseng, Managing Director.

Mr. Tseng is a senior member of the investment team within BlackRock’s Private Financing Solutions (PFS) platform, where he leads BlackRock’s U.S. core middle market direct lending strategy. In this capacity, Mr. Tseng is responsible for oversight of the strategy’s investment process and plays a leadership role in the evaluation, structuring, and execution of private secured investments in U.S. core middle market companies. In addition to his position with the Fund, Mr. Tseng also serves as the Chairman, CEO and co-CIO of BlackRock TCP Capital Corp. (TCPC), the public BDC managed by BlackRock, and BlackRock Direct Lending Corp., a private BDC managed by BlackRock. Prior to joining BlackRock, Mr. Tseng was a Managing Partner at Tennenbaum Capital Partners (TCP), where he was also a member of the Management Committee. Prior to joining TCP, Mr. Tseng was a member of the Credit Suisse First Boston technology investment banking group focusing on technology and business services. While at CSFB, he advised on and executed M&A, public and private equity and structured debt transactions for a broad range of small and large cap companies. He also spent time covering technology services companies as an equity research analyst. Prior to that, he spent time in investment banking at Deutsche Banc Alex Brown. Mr. Tseng holds an M.B.A. from Harvard Business School and a B.A. (honors) in Economics from Harvard College.

Jason Mehring, Managing Director.

Mr. Mehring is a senior member of the investment team within BlackRock’s Private Financing Solutions (PFS) platform. Mr. Mehring plays a leadership role in the evaluation, structuring, and execution of private secured investments in U.S. core middle market companies. In addition to his position with the Fund, Mr. Mehring also serves as President of BlackRock TCP Capital Corp. (TCPC), the public BDC managed by BlackRock, and BlackRock Direct Lending Corp., a private BDC managed by BlackRock. Jason has over 30 years’ experience in middle market investing including his 19 years’ experience with the BlackRock team, joining as a Managing Director at BlackRock Capital Investment Corporation’s former advisor in 2005. Mr. Mehring previously spent more than ten years at Banc of America Capital Investors (BACI), an affiliate of Bank of America, Inc., in Chicago, where he held positions of increasing responsibility, becoming a Principal of the firm in 2000. At BACI, Mr. Mehring focused on mezzanine and private equity investing in middle market companies. Prior to joining BACI in 1994, he worked at Firstar Bank, a predecessor to U.S. Bank. Mr. Mehring holds an M.B.A from the Kellogg School of Management at Northwestern University and a B.B.A., summa cum laude, in Finance and Economics from the University of Wisconsin Eau Claire (graduating with University Honors).

Dan Worrell, Managing Director.

Mr. Worrell is a senior member of the investment team within BlackRock’s Private Financing Solution (PFS) platform, where he is a leader in BlackRock’s U.S. core middle market direct lending strategy. In this capacity, Mr. Worrell is responsible for oversight of the strategy’s investment process and plays a leadership role in the evaluation, structuring, and execution of private secured investments in U.S. core middle market companies. In addition to his position with the Fund, Mr. Worrell also serves as co-CIO of BlackRock TCP Capital Corp. (TCPC), the public BDC managed by BlackRock, and BlackRock Direct Lending Corp., a private BDC managed by BlackRock. Prior to joining BlackRock, Mr. Worrell was a Managing Director at Tennenbaum Capital Partners (TCP) where he led investment activity across several industry verticals, including Healthcare, Consumer Brands, Retail, and Consumer and Specialty Finance. Prior to TCP, Mr. Worrell was a High Yield Portfolio Manager with Mulholland Capital Advisors. Mr. Worrell holds an M.B.A. from Columbia University and a B.S. from California State University, Northridge.

12

Christian Donohue, Managing Director.

Mr. Donohue is a senior member of the investment team within BlackRock’s Private Financing Solutions (PFS) platform, where he plays a leadership role in the evaluation, structuring, and execution of private secured investments in U.S. core middle market companies with a focus on industries including media, auto lending, restaurants and shipping. Prior to joining BlackRock, Mr. Donohue was a Managing Director at Tennenbaum Capital Partners (TCP) when it was acquired by BlackRock in 2018. Prior to TCP, Mr. Donohue held various roles within GE Capital’s Media and Telecom group from 2000 to 2006. Mr. Donohue holds an M.B.A from Yale and a B.A. from Georgetown University.

Vikas Keswani, Managing Director.

Mr. Keswani is a senior member of the investment team within BlackRock’s Private Financing Solutions (PFS) platform. He is also Head of North American Specialty Lending at HPS, a part of BlackRock. In this capacity, Mr. Keswani plays a leadership role in sourcing, evaluating, structuring, and executing private senior secured investments across a variety of industries. Prior to joining HPS in 2010, Mr. Keswani spent a majority of his career at BlackRock, where he was a part of the initial team that established, structured and capitalized BlackRock Capital Investment Corporation (NASDAQ: BKCC), a publicly traded private investment vehicle. Mr. Keswani is a CFA charterholder and holds a BSE, magna cum laude, from The Wharton School at the University of Pennsylvania.

Michael Fenstermacher, Managing Director.

Mr. Fenstermacher is a senior member of the investment team within BlackRock’s Private Financing Solution (PFS) platform. He is also Co-Head of North American Core Senior Lending at HPS, a part of BlackRock. In this capacity, Mr. Fenstermacher plays a leadership role in sourcing, evaluating, structuring, and executing private senior secured investments across a variety of industries. Prior to joining HPS in 2008, Mr. Fenstermacher was an Associate at JPMorgan’s Leveraged Finance Group, where he originated, underwrote and distributed high yield bonds and leveraged loans. During his four years with JPMorgan, Mr. Fenstermacher specialized in financial sponsor transactions. Prior to joining JPMorgan, Mr. Fenstermacher spent two years at Bank One as a Credit Analyst in the Automotive and Financial Institutions groups. Mr. Fenstermacher holds a BS from Indiana University.

Grishma Parekh, Managing Director.

Ms. Parekh is a senior member of the investment team within BlackRock’s Private Financing Solutions (PFS) platform. She is also Co-Head of North American Core Senior Lending at HPS, a part of BlackRock, as well as the President of HPS Corporate Lending Fund, a non-traded BDC managed by HPS. In this capacity, Ms. Parekh plays a leadership role in sourcing, evaluating, structuring, and executing private senior secured investments across a variety of industries. Prior to joining HPS in 2020, Ms. Parekh spent over twelve years as a Partner and Managing Director at The Carlyle Group. During her tenure at The Carlyle Group, Ms. Parekh was a founding member of the Direct Lending platform, served as Head of Origination for Illiquid Credit, and was a member of the Investment Committee for the Direct Lending business. Prior to joining The Carlyle Group in 2007, Ms. Parekh was an Investment Banking Associate at JPMorgan where she was responsible for originating, structuring and executing high yield bond and leveraged loan transactions. Ms. Parekh holds a BS in Finance and Information Systems from the Stern School of Business at New York University.

13

REGULATION

The disclosure in the Prospectus under the heading “Regulation—Exemptive Order” is restated in its entirety as follows:

Exemptive Order. The Investment Adviser and the Fund believe that, in certain circumstances, it may be in the Fund’s best interests to be able to co-invest with registered funds, unregistered funds and business development companies managed now or in the future by the Investment Adviser and its affiliates, along with certain affiliates of the Investment Adviser acting in a principal capacity, in order to be able to participate in a wider range of transactions. Currently, SEC regulations and interpretations would permit the Fund to co-invest with registered and unregistered funds that are managed by the Investment Adviser and/or its affiliates, along with certain affiliates of the Investment Adviser acting in a principal capacity, in publicly traded securities and also in private placements where (i) the Investment Adviser negotiates only the price, interest rate and similar price-related terms of the securities and not matters such as covenants, collateral or management rights and (ii) each relevant account acquires and sells the securities at the same time in pro rata amounts (subject to exceptions approved by compliance personnel after considering the reasons for the requested exception). Such regulations and interpretations also permit the Fund to co-invest in other private placements with registered investment funds affiliated with the Investment Adviser in certain circumstances, some of which would require certain findings by the Fund’s Independent Trustees and the independent directors of each other eligible registered fund. Under current SEC regulations, in the absence of an exemption or other guidance from the SEC, the Fund may be prohibited from co-investing in certain private placements where terms in addition to price are negotiated with any unregistered fund or account managed now or in the future by the Investment Adviser or its affiliates, as well as with certain affiliates of the Investment Adviser acting in a principal capacity.

To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the Allocation Policies of the Investment Adviser, the Investment Adviser may deem it appropriate for the Fund and certain funds and accounts managed and controlled by the Adviser to participate in an investment opportunity alongside certain affiliated funds and accounts. In an order dated May 6, 2025, the SEC granted exemptive relief to the Adviser and the Fund permitting the Fund, subject to satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of the Investment Adviser and the Fund (the “Order”). Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating funds and/or accounts. To mitigate these conflicts, the Investment Adviser and its affiliates managing other funds and accounts participating in transactions under the Order will seek to allocate such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies. The Board has reviewed, and may from time to time in the future, review the Allocation Policies of the Investment Adviser. In addition, pursuant to such order, the Board is required to maintain oversight of our participation in the co-investment program permitted by such order in the exercise of the Board’s reasonable business judgment, and under certain circumstances, such as in the case of non-pro rata acquisitions and dispositions, or in the case of pre-existing investments in an issuer by certain affiliated funds or accounts, approve certain co-investment transactions.

The Investment Adviser and its affiliates may spend substantial time on other business activities, including investment management and advisory activities for entities with the same or overlapping investment objectives, investing for their own account with the Fund, financial advisory services (including services for entities in which the Fund invests), and acting as directors, officers, creditor committee members or in similar capacities. Subject to the requirements of the 1940 Act, the Investment Adviser and its affiliates and associates intend to engage in such activities and may receive compensation from third parties for their services. Subject to the same requirements, such compensation may be payable by entities in which the Fund invests in connection with actual or contemplated investments, and the Investment Adviser may receive fees and other compensation in connection with structuring investments which they will share.

The Investment Adviser and its partners, officers, directors, stockholders, members, managers, employees, affiliates and agents may be subject to certain potential or actual conflicts of interest in connection with the activities of, and investments by, the Fund.

14